[Letterhead of]

FLAGSTONE REINSURANCE HOLDINGS LIMITED

April 9, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561
Attention:  Jeffrey Riedler
Division of Corporation Finance

Re:	Flagstone Reinsurance Holdings Limited
Registration Statement on Form S-4
Filed March 22, 2010
File Number 333-165614

Dear Mr. Riedler:

This letter is in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) in your comment letter dated April 6, 2010 (the “Comment Letter”) to Flagstone Reinsurance Holdings Limited (“Flagstone”) with respect to the above-referenced registration statement on Form S-4 (the “Registration Statement”) filed by Flagstone.  Enclosed herewith is a copy of Amendment No. 1 to the Registration Statement, which has been marked to indicate changes made to the Registration Statement filed on March 22, 2010.

The numbered paragraphs and headings below correspond to the numbered paragraphs and headings set forth in the Comment Letter.  For your convenience, the Staff’s comments are set forth in italics below followed by Flagstone’s responses.

Material Tax Considerations Relating to the Redomestication, page 41
U.S. Federal Income Tax Considerations, page 41

1.	Your discussion must identify counsel and clearly state that the discussion in the prospectus as to each identified tax item is counsel’s opinion. Please revise accordingly.

We have revised the disclosure in response to the Staff’s comments. See page 38 of Amendment No. 1 to the Registration Statement.

2.	Please revise the discussion to clearly state a firm conclusion regarding the expected tax treatment for each material tax consideration.

We have revised the disclosure in response to the Staff’s comments. See pages 38 through 46 of Amendment No. 1 to the Registration Statement.

3.	We note the following statements in your disclosure of material tax consequences:

•	“The Redomestication should qualify as a Code Section 368(a)(1)(F) reorganization.... “ (page 42);

•	“The Company should not be subject to U.S. federal income tax as a result ...” (page 43); and

•	“...a U.S. holder who holds Flagstone (Bermuda) shares at the Effective Time should not recognize any gain or loss...” (page 43)

(emphasis added)

If doubt exists because of a lack of authority directly addressing the tax consequences or conflicting authority, counsel may use the words “should” or “while not free from doubt” to make it clear that its opinion is subject to a degree of uncertainty. However, in such cases, you must provide disclosure explaining why counsel cannot give a “will” opinion, describe the degree of uncertainty in the opinion and set forth the risks to investors in a risk factor and/or other appropriate disclosure.

We have revised the disclosure in response to the Staff’s comments. See page 40 of Amendment No. 1 to the Registration Statement.

4.
We note your statement on page 42 that the discussion assumes that company is treated as a foreign person for U.S. federal tax purposes and will be so treated as of and after the Effective Time. It is not appropriate to assume the tax consequence at issue or any legal conclusion underlying the issue. Please revise to eliminate the assumption. Counsel should opine that the company should be treated as a foreign person for U.S. federal tax purposes.

We have revised the disclosure in response to the Staff’s comments. See the deletion on page 39 and the inserted text under the heading “The Company” on page 40 of Amendment No. 1 to the Registration Statement.

Exhibit 8.1 – Baker & McKenzie LLP Tax Opinion

5.
Item 601(b)(8) of Regulation S-K requires an opinion of counsel as to tax matters for registered offerings where the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing. The tax opinion must address and express a firm conclusion for each material federal income tax consequence. Please revise accordingly. Alternatively, if you intend to use a short form opinion, please revise the tax opinion to affirmatively state that the legal conclusions contained in the material federal income tax consequences section of the prospectus constitute counsel’s opinion rather than stating that the discussion is “accurate, complete and fair in all material respects with regard to the matters described therein.” The revised opinion will need to be executed and delivered to the company prior to effectiveness and filed as an exhibit to the S-4. Consent to the filing of the exhibit and to the use of counsel’s name regarding the disclosure and the opinion in the prospectus should also be filed as an exhibit.

We have revised the short form opinion in Exhibit 8.1 in response to the Staff’s comments. We confirm that Baker & McKenzie LLP has executed and delivered to Flagstone the revised opinion filed as Exhibit 8.1 to Amendment No. 1 to the Registration Statement. Baker & McKenzie LLP has included its consent to the filing of its opinion and use of its name in the Registration Statement in the last paragraph of Exhibit 8.1, and we have indicated this in the description to Exhibit No. 23.3 on page II-2 of Amendment No. 1 to the Registration Statement.

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Please call our attorneys at Cravath, Swaine & Moore LLP − specifically Ronald Cami at (212) 474-1048 or Craig Smith at (212) 474-1654 − if you have any questions regarding this submission.

Very truly yours, /s/ William F. Fawcett William F. Fawcett General Counsel & Corporate Secretary

cc:
Nandini Acharya
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Ronald Cami, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019